FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.

(Translation of registrant's name into English)

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road

P.O. Box 3055

Majuro, Marshall Islands

MH96960

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 5, 2018, Hunter Maritime Acquisition Corp. a Marshall Islands corporation issued a press release announcing its entry into the Agreement, as defined below. A copy of the press release is attached hereto as Exhibit 99.1. A copy of the Agreement is attached hereto as Exhibit 99.2.

Any capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement. The summary of the Agreement contained herein is qualified in its entirety by reference to the full text of the Agreement.

IMPORTANT NOTICES

The planned tender offer for the common shares of Hunter Maritime Acquisition Corp. to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Company common shares will be made pursuant to an offer to purchase and related materials that the Company intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, the Company will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of the Company are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition. Copies of such filings can also be obtained, without charge, by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.

Cautionary Statement About Forward Looking Statements

This Report on Form 6-K contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's annual report for the year ended December 31, 2017 on Form 20-F, as amended, under the heading "Risk Factors" and other reports the Company files with the U.S. Securities and Exchange Commission, which are available at the SEC's website at http://www.sec.gov. The Company undertakes no obligation to update these statements as a result of new information, future events or developments after the date of this Form 6-K, except as required by law.

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Entry Into a Material Definitive Agreement

On October 5, 2018, NCF Wealth Holdings Limited, a British Virgin Islands company (the “Company”), Zhenxin Zhang, an individual (the “Stockholders Representative”), as the representative of the shareholders of the Company (each, a “Stockholder” and collectively the “Stockholders”), Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the “Purchaser”) and Hunter Maritime (BVI) Limited, a British Virginal Islands Company (the “Merger Sub”), entered into a definitive Merger Agreement (the “Agreement”).

Acquisition of Target

The Company will merge (the “Merger”) with and into Merger Sub, after which the Company will be the surviving company (the “Surviving Corporation”) and a wholly-owned subsidiary of the Purchaser.

Upon the closing of the transactions contemplated in the Agreement (the “Closing”), all of the shares of the Company will be cancelled and automatically converted into the right to receive an aggregate of 200 million shares of Class A common stock of the Purchaser (“Purchaser Common Stock”), of which 15 million shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations. The Stockholders shall also be entitled to receive up to 50 million additional shares of Purchaser Common Stock if the Company meets certain financial performance targets based on its Net Income Before Tax for the 2019 and 2020 fiscal years. Representations and Warranties

In the Agreement, the Company, the Purchaser and the Merger Sub each make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) proper corporate organization of the Company and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure and title to shares; (e) accuracy of charter documents and corporate records; (f) related-party transactions; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) material contracts; (l) insurance; (m) licenses and permits; (n) compliance with laws, including those relating to foreign corrupt practices and money laundering; (o) ownership of intellectual property; (p) employment and labor matters; (q) taxes and audits; (r) environmental matters; (s) SEC filing requirements and other customary representations and warranties.

Conduct Prior to Closing; Covenants

The Company and Purchaser have agreed to operate their businesses in the ordinary course, consistent with past practices, prior to the Closing and not to take certain specified actions without the prior written consent of the other party.

The Agreement also contains covenants of the Company and Purchaser providing, among other things, that:

•	Neither the Company Group, on the one hand, nor the Purchaser, on the other hand, shall directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction or (iii) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction.

•	The Company and the Purchaser shall each, subject to certain limitations, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties and, Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group and the Purchaser as such Persons may request and (c) cause the employees, legal counsel, accountants and representatives to cooperate with the other party in its investigation of the Business.

•	Within sixty (60) calendar days following the end of each three-month quarterly period, the Company shall deliver to Purchaser an unaudited consolidated summary of the Company Group’s earnings and an unaudited consolidated balance sheet for the period from September 30, 2018 through the end of such quarterly period and the applicable comparative period in the preceding fiscal year. The Company shall also promptly deliver to Purchaser copies of any audited consolidated financial statements of the Company Group that the Company’s certified public accountants may issue.

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•	Purchaser will provide its stockholders with the opportunity to redeem their shares of Purchaser Common Stock for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes payable by Purchaser, upon the consummation of the transactions contemplated by the Agreement.

•	The Purchaser will seek the approval of its stockholders to extend the deadline for Purchaser to consummate a Business Combination beyond November 23, 2018 to a date no earlier than April 23, 2019 (or such other date as the Company and Purchaser may otherwise agree, and which may be structured, as agreed by the Purchaser and the Company, as multiple monthly or other periodic extensions at the election of Purchaser (which Purchaser will elect to extend, in each case, at the written request of the Company unless prohibited by applicable law) (such applicable date, the “Additional Extension Deadline"). Without limiting the foregoing, in order to seek such approval, promptly following the execution and delivery of the Agreement, Purchaser shall (i) prepare and furnish to the SEC on a Form 6-K the proxy statement to be used for the purpose of soliciting proxies from the Purchaser’s stockholders to approve, at a special meeting of the Purchaser’s stockholders to be held prior to November 23, 2018, an amendment to Purchaser’s charter to extend the deadline for Purchaser to consummate a Business Combination to the Additional Extension Deadline, and (ii) prepare and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, a Schedule TO and related materials providing the Purchaser’s stockholders with an opportunity to have their Purchaser Common Shares redeemed in connection therewith (the “Extension Tender Offer”).

Conditions to Closing

General Conditions

Consummation of the Closing is conditioned on (a) the absence of any provision of any applicable law or Order restraining or prohibiting or imposing any condition on the consummation of the Closing; (b) the absence of any Action brought by any governmental Authority to enjoin or otherwise restrict the consummation of the Closing; (c) each of the Voting Agreement, Registration Rights Agreement, Escrow Agreement and Class B Conversion Agreement being entered into and in full force and effect; (d) the Purchaser having at least $5,000,001 of net tangible assets on the Closing Date; (e) the Purchaser’s initial listing application with the Nasdaq Stock Market in connection with the transactions contemplated by the Agreement being approved and the Purchaser Common Stock being approved for listing on the Nasdaq Stock Market; and (f) the Company having obtained the Company Stockholders Approval within 30 days following the completion of the Extension Tender Offer.

Conditions to Obligations of Purchaser

The obligation of the Purchaser to consummate the Closing is subject to the satisfaction of certain conditions, including the following:

•	All of the representations and warranties of the Company contained in the Agreement and in any certificate delivered by the Company, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true, correct and complete at and as of the date of the Agreement, or, (ii) if otherwise specified, when made or when deemed to have been made, and (iii) be true, correct and complete as of the Closing Date, except in the case of (i), (ii) and (iii) for any inaccuracies in such representations and warranties which would not in the aggregate reasonably be expected to have a Material Adverse Effect.

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•	There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, would reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

•	Purchaser shall have received the Financial Statements.

•	Purchaser shall have received all documents it may reasonably request relating to the existence of the Company and the authority of the Company to enter into and perform under the Agreement, all in form and substance reasonably satisfactory to Purchaser and its legal counsel.

•	The Key Personnel shall have executed the Non-Compete Agreements and the same shall be in full force and effect, and the Company shall have entered into Labor Agreements with each of its employees to the extent required by law, and satisfied all accrued obligations of the Company applicable to its employees.

•	The Equity Award Conversion Agreement shall have been entered into and the same shall be in full force and effect

•	The Company Group shall have provided a signed copy of the supplemental agreement to the share transfer agreement between Beijing San Fu Wen Yun Co., Ltd. and Beijing NCF Financial Service Information Technology Co., Ltd in relation to the transfer of 100% equity interest in Tianjin Yuanrong Assets Management Co., Ltd, where the parties agree to extend the term to complete the share transfer registration with the competent Administration for Industry and Commerce without Beijing NCF Financial Service Information Technology Co., Ltd being deemed as breaching its contractual undertakings towards Beijing San Fu Wen Yun Co., Ltd.

•	The Company Group shall have completed the share pledge registration of aggregately RMB200,000,000 registered capital of Beijing Oriental Union Investment Management Co., Ltd held by LI Huanxiang and ZHANG Zhenxin in favour of Beijing NCF Financial Service Information Technology Co., Ltd.

Conditions to Obligations of the Company

The obligation of the Company to consummate the Closing is subject to the satisfaction of certain conditions, including the following:

•	The Stockholder Designees shall have been appointed to the board of directors of the Purchaser, effective as of the Closing.

•	Each share of Class B Common Stock of the Purchaser will be converted into one share of Class A Common Stock of the Purchaser.

Termination

The Agreement provides for termination without default in certain circumstances, including the following:

•	In the event that the Closing of the transactions contemplated hereunder has not occurred by the Additional Extension Deadline (the “Outside Closing Date”), and no material breach of the Agreement by the party seeking to terminate the Agreement shall have occurred or have been made, Purchaser or the Company shall have the right, at its sole option, to terminate the Agreement without liability to the other party.

•	In the event that the Offer Documents with respect to the transactions hereunder have not been filed with the SEC by 30 days prior to the Additional Extension Deadline (the “Outside Filing Date”), and no material breach of the Agreement by the party seeking to terminate the Agreement shall have occurred or have been made, Purchaser or the Company shall have the right, at its sole option, to terminate the Agreement without liability to the other party.

•	In the event the Trust Extension Approval shall not have been obtained after a vote of the Purchaser’s shareholders has been taken and completed at a duly convened stockholders meeting or at any adjournment or postponement thereof, or the Extension Tender Offer is not completed by November 23, 2018, Purchaser or the Company shall have the right, at its sole option, to terminate the Agreement without liability to the other party.

•	In the event the Company Stockholders Approval shall not have been obtained within thirty (30) days after completion of the Extension Tender Offer, Purchaser or the Company shall have the right, at its sole option, to terminate the Agreement without liability to the other party.

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•	In the event an Authority shall have issued an Order, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order is final and non-appealable, Purchaser or the Company shall have the right, at its sole option, to terminate the Agreement without liability to the other party.

•	In the event the Purchaser ceases to be listed on the Nasdaq Stock Market, or its initial listing application in connection with the transactions contemplated by the Agreement is not approved by the Nasdaq Stock Market by the Outside Closing Date, Purchaser or the Company shall have the right, at its sole option, to terminate the Agreement without liability to the other party.

•	The Purchaser may terminate the Agreement, without liability to any party, by giving notice to the Company within thirty (30) days following the completion of the Extension Tender Offer (or, with respect to clause (ii) below, within thirty (30) days following the later of the Purchaser’s receipt of the Financial Statements and the completion of the Extension Tender Offer) if it identifies any fact or condition in the reasonable discretion of the Purchaser’s board of directors acting in good faith (i) that has had a Material Adverse Effect on the Business of the Company Group as a whole, or (ii) in the Financial Statements that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the Business of the Company Group as a whole, in each case, to the extent such fact or condition is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a notice describing in reasonable detail the nature of such fact or condition.

The Agreement provides for termination upon default in certain circumstances, including the following:

•	The Purchaser may terminate the Agreement by giving notice to the Company on or prior to the Closing Date, without prejudice to any rights or obligations Purchaser may have, if the Company shall have materially breached any representation, warranty, agreement or covenant contained in the Agreement to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach.

•	The Company may terminate the Agreement by giving notice to Purchaser, without prejudice to any rights or obligations the Company may have, if Purchaser shall have materially breached any of its covenants, agreements, representations, and warranties contained in the Agreement to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by Purchaser of a notice describing in reasonable detail the nature of such breach.

Indemnification

Indemnification of the Purchaser.

The Company and the Stockholders Representative (on behalf of the Stockholders) jointly and severally agree to indemnify and hold harmless Purchaser against and in respect of any actual and direct out-of-pocket loss, cost, payment, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by Purchaser as a result of or in connection with any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company contained in the Agreement or in any certificate or other writing delivered pursuant thereto. The total payments made by the Stockholders Representative (on behalf of the Stockholders) to the Purchaser with respect to such Losses shall not exceed $150,000,000 payable solely from Escrow Shares (the “Indemnifiable Loss Limit”), except that the Indemnifiable Loss Limit shall not apply with respect to fraud. For purposes of the foregoing, the Closing Payment Shares shall be valued at $10.00 per share. The Purchaser shall not be entitled to indemnification unless and until the aggregate amount of Losses to Purchaser equals at least $10,000,000 (the “Basket”), at which time, subject to the Indemnifiable Loss Limit, the Purchaser shall be entitled to indemnification for the total amount of such Losses; provided, further, however, that any breach of Sections 5.1 (Corporate Existence and Power), 5.2 (Authorization), 5.5 (Capitalization), 5.14(c) (Title to the Company’s Assets), 5.23 (Employees), 5.24 (Employment Matters), 5.25 (Withholding), 5.26 (Employee Benefits and Compensation), 5.29 (Tax Matters) or 5.31 (Finders’ Fees) (collectively, the “Fundamental Representations”) of the Agreement shall not be subject to the Basket. Any liability pursuant to the indemnification provisions of the Agreement shall be paid solely by the return for cancellation of the Escrow Shares in accordance with the terms of the Escrow Agreement. Subject to any pending or unresolved indemnification claims, the Escrow Shares shall be eligible to be released from escrow 15 months after the Closing.

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Waiver of Claims Against Trust Account

Each of the Company and the Stockholders’ Representative, for itself and on behalf of the Company Stockholders, has read the Prospectus and understands that the Purchaser has established the Trust Account for the benefit of the public stockholders of the Purchaser and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Purchaser may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of the Purchaser agreeing to enter into this Agreement, each of the Company and the Stockholders’ Representative, on behalf of himself and the Company Stockholders, hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

Exhibit List

Exhibit Number	Exhibit Title

99.1	Press Release announcing merger definitive Merger Agreement dated October 5, 2018

99.2	Definitive merger agreement by and among NCF Wealth Holdings Limited, a British Virgin Islands company, Zhenxin Zhang, an individual, as the representative of the shareholders of the Company, Hunter Maritime Acquisition Corp., a Marshall Islands corporation and Hunter Maritime (BVI) Limited, a British Virginal Islands Company, dated October 5, 2018

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 5, 2018	Hunter Maritime Acquisition Corp.

	By:	/s/ Alexander Saverys
Name: Alexander Saverys
Title: Chief Executive Officer

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